Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

HIVE Blockchain Technologies Inc. ("HIVE" or the "Company")
Suite 855, 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2	Date of Material Change

January 12, 2022

Item 3	News Release

The news release reporting the material change was issued by HIVE and disseminated through a newswire company in Canada on January 12, 2022 and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On January 12, 2022, the Company announced that the TSX Venture Exchange has accepted for listing common share purchase warrants of the Company composing the units underlying the 19,170,500 special warrants issued by the Company pursuant to the terms of the bought-deal private placement announced on November 9, 2021.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please see the attached news release dated January 12, 2022.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Darcy Daubaras Chief Financial Officer
Telephone: 604-664-1078

Item 9	Date of Report

January 12, 2022

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

January 12, 2022

HIVE Blockchain Announces Supplemental Listing of Warrants

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce that the TSX Venture Exchange (the "TSXV") has accepted for listing common share purchase warrants of the Company (the "Warrants") composing the units ("Units") underlying the 19,170,500 special warrants issued by the Company ("Special Warrants") pursuant to the terms of the bought-deal private placement announced on November 9, 2021 (the "Offering"). For more information about the Offering, please see the Company's news release announcing the Offering dated November 9, 2021, and the news release announcing the closing of the Offering dated November 30, 2021, which are available under the Company's SEDAR profile at www.sedar.com. The TSXV has advised that the Warrants will be listed for trading on the TSXV under the symbol "HIVE.WT" effective at market open on January 14, 2021.

Each Special Warrant entitles the holder thereof to receive, subject to adjustment in certain circumstances, without payment of additional consideration, one (1) Unit upon the exercise or deemed exercise of each Special Warrant. Each Special Warrant was deemed to be exercised as of January 11, 2022. Each Unit consists of one (1) common share of the Company and one-half (0.5) of one Warrant. Each Warrant entitles the holder thereof to purchase one common share of the Company (a "Warrant Share") at a price of $6.00 per Warrant Share until May 30, 2024.

The Warrants and the Special Warrants are governed by a warrant indenture between the Company and TSX Trust Company dated November 30, 2021, a copy of which is available under the Company's SEDAR profile at www.sedar.com.

The securities described herein have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements with respect to information about the Offering and the use of proceeds, the business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to deploy the proceeds of the Offering to achieve corporate objectives or otherwise advance the progress of the Company, and the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.